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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                            ------------------------

                  CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                           (Name of Subject Company)

                  CELLULAR COMMUNICATIONS INTERNATIONAL, INC.
                      (Name of Person(s) Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  150918 10 0

                     (CUSIP Number of Class of Securities)

                            Richard J. Lubasch, Esq.
              Senior Vice President, General Counsel and Secretary
                  Cellular Communications International, Inc.
                             110 East 59(th) Street
                               New York, NY 10022
                                 (212) 906-8480
                 (Name, address and telephone number of person
               authorized to receive notice and communications on
                   behalf of the person(s) filing statement).

                                With Copies to:

                            Thomas H. Kennedy, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                            New York, New York 10022
                                 (212) 735-3000

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    This Amendment No. 2 supplements and amends the Solicitation/Recommendation
Statement on Schedule 14D-9, dated December 17, 1998, as amended (the "Schedule 14D-9"), filed by Cellular Communications International, Inc., a Delaware corporation (the "Company") relating to the tender offer by Kensington Acquisition Sub, Inc., a Delaware corporation (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 17, 1998 (the "Schedule 14D-1"), to purchase all of the outstanding shares of common stock, par value $.01 per share, of the Company (the "Shares"), including the Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement (the "Rights Agreement") dated as of November 8, 1990, between the Company and Continental Stock Transfer & Trust Company, as Rights Agent, at $65.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 17, 1998 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"). Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

ITEM 8  ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following subsection (d) as set forth below:

        (d) Litigation

        PHYLLIS FREIMAN V. SIDNEY R. KNAFEL, ET AL. On December 28, 1998, Phyllis Freiman, individually and on behalf of all other holders of Common Stock and their successors in interest, filed a purported class action complaint in the Delaware Court of Chancery (the "Court") against the Company and each of the Company's directors. The complaint alleges, among other things, that the defendants breached their fiduciary duties to the Company and its stockholders by (i) entering into the Merger Agreement for unfair and inadequate consideration, (ii) failing to disclose in the
    Schedule 14D-9 or Schedule 14D-1 material information regarding CCIL's projected earnings and/or prospects, (iii) omitting from the Schedule 14D-9 certain information regarding financial advisor Wasserstein Perella, (iv) agreeing to certain termination provisions in the Merger Agreement, and (v) entering into the Stockholders Agreement with Olivetti and Mannesman. The plaintiff seeks as relief, among other things, (i) an order from the Court
    (A) preliminarily and permanently enjoining the defendants from proceeding with, consummating, or closing the proposed Transaction, or (B) rescinding the proposed Transaction in the event that it is consummated and awarding rescissory damages, (ii) compensatory monetary damages, interest, and (iii) attorneys' fees and expenses. The defendants believe that the lawsuit is without merit and intend to defend themselves vigorously. The foregoing description is qualified in its entirety by reference to the full text of the complaint which is filed herewith as Exhibit 9 and is incorporated herein by reference.

        FLORENCE MARCUS V. WILLIAM B. GINSBERG ET AL. On December 30, 1998, Florence Marcus, individually and on behalf of all other holders of Common Stock, filed a purported class action complaint in the Court against the Company and each of the Company's directors. The complaint alleges, among other things, that the defendants breached their fiduciary duties to the Company and its stockholders by (i) entering into the Merger Agreement for unfair consideration, (ii) failing to disclose in the Schedule 14D-9 or
    Schedule 14D-1 material information regarding CCIL's projected earnings and/or prospects, (iii) omitting from the 14D-9 certain information regarding financial advisor Wasserstein Perella, (iv) agreeing to certain termination provisions in the Merger Agreement, and (v) entering into the Stockholders Agreement with Olivetti and Mannesman. The plaintiff seeks as relief, among other things, (i) an order from the Court (A) enjoining the defendants from proceeding with the Merger Agreement, and (B) rescinding, to the extent already implemented, the Merger Agreement or any of the terms thereof, and (ii) unspecified monetary damages and attorneys' fees and expenses. The defendants believe that the lawsuit is without merit and intend to defend themselves vigorously. The foregoing description is qualified in its entirety by reference to the full text of the complaint which is filed herewith as Exhibit 10 and is incorporated herein by reference.

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ITEM 9 MATERIAL TO BE FILED AS EXHIBITS.

    Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding
Exhibit 9 and Exhibit 10:

  EXHIBIT
    NO.
------------

Exhibit 9     Complaint filed in action entitled PHYLLIS FREIMAN, INDIVIDUALLY AND ON BEHALF
              OF ALL OTHER SHAREHOLDERS SIMILARLY SITUATED V. SIDNEY R. KNAFEL, ET AL.

Exhibit 10    Complaint filed in action entitled FLORENCE MARCUS, INDIVIDUALLY AND ON BEHALF
              OF ALL OTHER SHAREHOLDERS SIMILARLY SITUATED V. WILLIAM B. GINSBERG ET AL.

INDEX TO EXHIBITS

    The Index to Exhibits of the Schedule 14D-9 is hereby amended and supplemented by adding Exhibit 9 and Exhibit 10:

  EXHIBIT
    NO.
------------

Exhibit 9     Complaint filed in action entitled PHYLLIS FREIMAN, INDIVIDUALLY AND ON BEHALF
              OF ALL OTHER SHAREHOLDERS SIMILARLY SITUATED V. SIDNEY R. KNAFEL, ET AL.

Exhibit 10    Complaint filed in action entitled FLORENCE MARCUS, INDIVIDUALLY AND ON BEHALF
              OF ALL OTHER SHAREHOLDERS SIMILARLY SITUATED V. WILLIAM B. GINSBERG ET AL.

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                                   SIGNATURES

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                Dated: January 8, 1999
                                CELLULAR COMMUNICATIONS
                                INTERNATIONAL, INC.

                                /s/ RICHARD J. LUBASCH
                                ------------------------------------------
                                Name: Richard J. Lubasch
                                Title: Senior Vice-President, General
                                Counsel

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                               INDEX TO EXHIBITS

  EXHIBIT
    NO.
------------

Exhibit 9     Complaint filed in action entitled PHYLLIS FREIMAN, INDIVIDUALLY AND ON BEHALF
              OF ALL OTHER SHAREHOLDERS SIMILARLY SITUATED V. SIDNEY R. KNAFEL, ET AL.

Exhibit 10    Complaint filed in action entitled FLORENCE MARCUS, INDIVIDUALLY AND ON BEHALF
              OF ALL OTHER SHAREHOLDERS SIMILARLY SITUATED V. WILLIAM B. GINSBERG ET AL.

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